[LETTERHEAD OF KILPATRICK TOWNSEND & STOCKTON LLP]

Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

January 27, 2014	direct dial 202 508 5884 direct fax 202 204 5611 cgattuso@kilpatricktownsend.com

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Square 1 Financial, Inc.
Pre-effective Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-193197

Dear Mr. Clampitt:

On behalf of Square 1 Financial, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on January 6, 2014 (the “Form S-1”) contained in your letter dated January 24, 2014 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are filing Pre-effective Amendment No. 1 to the Form S-1 (the “Amended Form S-1”) on the date hereof, and we will separately furnish to the Staff a copy of the Amended Form S-1 marked to show the changes made to the Form S-1 as filed on January 6, 2014. References to page numbers in the responses below correspond to the separately furnished marked copy of the Amended Form S-1.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Amended Form S-1 has been revised in response to such comments.

Form S-1

The Offering, page 9

Comment 1

Revise the Use of Proceeds to disclose the callable date on the debt and if any premium is required. In addition, disclose here and under “Preferred Stock” on page 101 the redeemable features of the preferred, including who holds the option to redeem and/or convert. Finally, disclose how much will used to capitalize Square 1 Bank. Make similar disclosures under “Use of Proceeds” on page 31.

Mr. Michael R. Clampitt

January 27, 2014

Response to Comment 1

The prospectus has been revised on pages 9, 10, 31 and 101 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates Allowance for Loan Losses, page 52

Comment 2

We note your response to comment 15 in our letter dated December 20, 2013. We note that you annualized and averaged the three loss rates equally (trailing six-month period, trailing twelve-month period, and from inception in 2005) when forecasting losses for similarly risk-rated loans. Please tell us the loss rates from each of these historical time periods (trailing six-month period, trailing twelve-month period, and from inception in 2005) in each of the periods presented (9 months ended September 30, 2013, years ended December 31, 2012 and 2011) and how you determined that averaging the loss rates from these historical time periods best reflected potential historical losses for similarly risk-rated loans. Please be as specific as possible in your response.

Response to Comment 2

Given our client base and the focus of our lending, the loans made by Square 1 Bank do not generally follow the credit cycle of the types of loans that are typical for commercial banks. As such, our loan loss reserve methodology is similar to that used by the peer bank that services a similar client base, Silicon Valley Bank, rather than similar to the methodology used by typical commercial banks.

Our methodology for our allowance for loan losses was initially developed when the Bank commenced its operations as a commercial bank in 2005. Our credit team developed the methodology based on their extensive years of experience in lending to venture-backed companies in their prior positions at commercial banks that made such loans. This methodology takes into account a statistical review of various characteristics of each type of loan and client, and as the Bank’s operations grew and its operations matured, was supplemented and replaced by the historical experience of Square 1 Bank. Through this analysis, the Bank determined that loan loss experience correlated to three primary characteristic of the loans: debt structure, life cycle stage and industry.

As a result, we utilize three methodologies to determine the recommended level of FAS 5 reserves for the Bank: 1) life cycle stage methodology, 2) industry methodology, and 3) debt structure methodology. Within each methodology, we track historical loss rates since inception

Mr. Michael R. Clampitt

January 27, 2014

of the methodology, over the last twelve months and annualized for the last 6 months. Additionally, within each methodology, we use the average of the three loss rates for each time period (i.e., inception, twelve months and annualized six months) contained in the methodology to determine the reserve allocation by risk rating within the methodology. After we calculate the recommended reserve under each methodology, we take the average of the recommended reserves of the three methodologies to determine the amount of our ASC 450-20 reserve.

The Bank began operations in August 2005 and had its first charge off in 2007. We believe that the “since inception” annualized loss rate provides our historical base line for loss rates. We began tracking company life cycle stage information in January 2008. We added debt structure and industry tracking in June 2009. The utilization of the annualized six-month, twelve-month and “since inception” time frames enables us to capture virtually all losses since commencement of the operations of the Bank, as well as capture the only economic downturn the Bank has experienced (2008 – 2009) since it opened for business. The weighting of all three time frames equally places greater emphasis on the Bank’s recent loss history and therefore results in a forecast of charge-offs that is both reflective of current market conditions and anchored in the cumulative loss experience of the Bank.

We review our methodology at least annually, and more frequently if required by market or other conditions. During that annual review we reset the loss factors for each category within each methodology based on updated loss history. Our methodology has been reviewed since the inception of the Bank by both our federal and state banking regulators, our internal audit process and by our external auditors. Additionally, we believe that our loan loss reserve methodology addresses the considerations set forth in SAB 102.

Life cycle stage data is categorized as early stage, expansion stage and late stage. Loans to venture capital/private equity firm as well as asset-based loans are included within this category, but treated separately. In this regard, we have experienced no losses within the venture capital /private equity firm business line since inception. However, we utilize a loss rate of 0.70% for loans in this category to address losses that may be incured within this portfolio. Similarly, we have experienced no losses in our asset based loan portfolio, but since a majority of these loans are to either expansion stage or late stage companies, we apply the same loss rates to our asset-based loans as we do to loans made to expansion stage and late stage venture-backed clients. We also track our Small Business Administration/USDA loans separately, utilizing published loss data from the SBA, given our limited loss history within this relatively new line of business for the Bank.

Debt structure data is categorized as those loans with financial covenants and loans with no financial covenants. As this category is not specifically applicable to asset-based loans, loans made to venture capital/private equity firms and SBA/USDA loans, the loss rates utilized for such loans within this category are as described above.

In the Industry methodology, the Bank’s borrowers are distributed among 18 industry groups. Because of the infrequent number of charge offs that the Bank has experienced, these industries are combined, based on the Bank’s loss history, into four groups. We believe this mitigates the

Mr. Michael R. Clampitt

January 27, 2014

risk of an individual industry being over or under reserved due to outlier events and is reflective of the Bank’s experience within the various industries. The four categories are re-evaluated annually for accuracy and adjustments are made as appropriate based on the Bank’s historical experience. During 2013 Group A included venture capital/private equity firms, and Industrial/Energy. Group B included Computers/Peripherals, Electronics, Networking & Equipment, and Semiconductor. Group C included Biotech, Consumer Products & Services, Financial Services, Healthcare Services, Medical & Equipment, Retail/Distribution and Other. Group D included Business Products & Services, IT Services, Media & Entertainment, Software & Telecom. In 2013, 70% of the Bank’s losses were from companies in Group D (group with the highest reserves), with the remaining losses in Group C and one small loss in the SBA portfolio.

The Bank’s historical loss rates for each period within each methodology are noted below, along with the average rate that was applied to the category in calculating the recommended ASC 450-20 reserve. For example, within Industry Group A, as of 12/31/12, our loss rate under the “since inception” methodology was 0.01%, over the last 12 months was 0.00% and over the last 6 months annualized was 0.00%. These three rates were averaged to result in a 0.00% reserve methodology for this category for fiscal year 2013. We then used these rates to calculate reserves during our fiscal year 2013. For the same periods of time, Group D experienced, losses of 2.05%, 0.83% and 0.46% . As a result, this higher risk category was reserved at a rate of 1.12% for fiscal year 2013.

Industry Methodology

		Group A	Group B	Group C	Group D
9/30/2013
	since 6/09	0.01%	0.68%	1.12%	2.05%
	12 month	0.00%	0.00%	1.03%	0.83%
	6 month	0.00%	0.00%	1.21%	0.46%

	Average	0.00%	0.23%	1.12%	1.12%

12/31/2012
	since 6/09	0.01%	0.95%	1.15%	2.52%
	12 month	0.00%	0.00%	0.57%	2.52%
	6 month	0.00%	0.00%	0.49%	4.20%

	Average	0.00%	0.32%	0.74%	3.08%

Mr. Michael R. Clampitt

January 27, 2014

12/31/2011
	since 6/09	0.01%	1.55%	1.52%	2.52%
	12 month	0.00%	0.84%	0.88%	2.76%
	6 month	0.00%	1.68%	0.78%	3.73%

	Average	0.00%	1.35%	1.06%	3.00%

Structure Methodology

		Covenant	No Covenant
9/30/2013
	since 6/09	1.00%	6.68%
	12 month	1.04%	0.00%
	6 month	1.09%	0.00%

	Average	1.04%	2.23%

12/31/2012
	since 6/09	0.99%	9.18%
	12 month	1.12%	3.98%
	6 month	1.77%	0.00%

	Average	1.29%	4.38%

12/31/2011
	since 6/09	0.91%	12.30%
	12 month	0.63%	14.60%
	6 month	0.70%	21.03%

	Average	0.75%	15.97%

Mr. Michael R. Clampitt

January 27, 2014

Stage Methodology

		Early	Expansion	Late
9/30/2013
	since 1/08	2.45%	1.27%	0.76%
	12 month	1.57%	1.13%	0.00%
	6 month	1.71%	1.16%	0.00%

	Average	1.91%	1.19%	0.25%

12/31/2012
	since 1/08	2.66%	1.31%	1.06%
	12 month	0.63%	1.35%	1.08%
	6 month	0.00%	2.33%	0.00%

	Average	1.10%	1.66%	0.71%

12/31/2011
	since 1/08	3.34%	1.29%	1.04%
	12 month	3.52%	1.21%	1.65%
	6 month	5.81%	0.79%	3.29%

	Average	4.22%	1.10%	1.99%

2011 v. 2010, page 65

Comment 3

Please refer to the revisions made in response to comment 17 of our December 20, 2013 letter. It remains unclear to us how your impairment methodology is able to contemplate and capture future losses. Please revise to clarify how your methodology is able to identify and measure future events, thus enabling you to address them in the current period.

Response to Comment 3

The prospectus has been revised on pages 65 and 66 in response to the Staff’s comment.

Mr. Michael R. Clampitt

January 27, 2014

Investment Securities, page 73

Equity Warrants. Page 75

Comment 4

Please refer to the response to comment 20 of our December 20, 2013 letter and revise to clarify why it appears that the securities you hold in publicly traded companies are not presented within your investment securities portfolio and to disclose where they are presented in the balance sheet. It appears they should be presented as investment securities.

Response to Comment 4

The prospectus has been revised on page 75 in response to the Staff’s comment. The Staff is supplementally advised that the Company did not hold any equity securities in publicly traded companies as a result of warrant exercises for the periods presented. All warrant gains for the periods presented were due to exercise of the warrant and simultaneous sale of the underlying equity security.

Description of Capital Stock, page 100

Comment 5

Revise to remove the qualification in the preamble. The descriptions should include all material terms.

Response to Comment 5

The prospectus has been revised on page 100 to remove the qualification.

Class B page 101

Comment 6

Noting the statement on the cover page that the Class B shares will automatically convert to Class A shares upon their sale, and noting the use under Conversion/Transfer of “may be” revise to disclose the automatic conversion features.

Mr. Michael R. Clampitt

January 27, 2014

Response to Comment 6

The prospectus has been revised on pages 9 and 101 to clarify that purchasers in the offering will be deemed to have exercised their option to convert Class B shares to Class A shares as a condition to participating in the offering such that all purchasers will receive Class A shares.

Directed Share Program, page 121

Comment 7

Supplementally advise us of how many persons constitute “certain other persons identified by us” and provide us with any materials have been provided or otherwise been made available to participants. In addition, revise the second paragraph to disclose the maximum number of additional shares that can be sold in the Program.

Response to Comment 7

The Staff is advised that in addition to directors and senior officers, the Company is permitting immediate family members of those directors and senior officers, as well as senior officers of the funds which have representatives serving on the Board (directors Wycoff, Burke, Usdan and Pietrzak with respect to Patriot, Northaven, Endicott and Castle Creek, respectively) to participate in the directed share program. As of the date hereof, the Company is aware of three (3) individuals who are neither directors nor senior officers who have expressed an interest in participating in the program. No materials have been provided or otherwise made available to eligible participants. As disclosed on page 121, the maximum number of shares that can be sold pursuant to the program is 125,000.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loan Documentation Fees, page F-11

Comment 8

We note your response to comment 27 in our letter dated December 20, 2013. Please revise to specifically identify the authoritative literature that you are relying on in determining the appropriateness of your accounting policy for maintenance fees. They appear to be required under the loan agreements and, as result, they appear to be loan fees that should be deferred under ASC 310-20.

Response to Comment 8

The notes to the financial statements have been revised on page F-11 in response to the Staff’s comment.

Mr. Michael R. Clampitt

January 27, 2014

Derivatives, page F-13

Comment 9

We note your disclosure on page 75 that you hold equity positions in three publicly traded companies. Please revise to balance that disclosure with the disclosure in this footnote that you had gains on warrant exercises, net, on 26 companies in the nine months ended September 30, 2013. Similarly, revise to provide more transparency surrounding these activities for all periods presented. Also, please present the related gains and losses on a gross basis.

Response to Comment 9

The prospectus has been revised on page 75 and the notes to the financial statements have been revised on pages F-13 and F-14 in response to the Staff’s comment. The Staff is supplementally advised that when the Bank receives a warrant as part of a loan agreement, the Bank’s Finance team calculates a Black Scholes value for that warrant. The amount calculated is then deferred under ASC 310-20 as unearned income and recognized as a yield adjustment in interest income over the life of the loan. Monthly, Black Scholes valuations are performed on all warrant assets. Changes in the value are recorded as a component of noninterest income. When we have a warrant “hit” and receive cash on the warrant the total of the cash received less the initial value that was calculated (and subsequently recorded in interest income) is recorded as gain/loss on warrants in noninterest income. If we determine that the value of a warrant needs to be written off (e.g., the issuer of a warrant ceases operations), we would recognize the amount of such write off of the initial value (that was subsequently recorded as interest income) into noninterest income.

Comment 10

We note your disclosures that grant date fair value of warrants are accounted for as loan fees and that they are treated as adjustments to the loan yields over the life of the loans. Please revise throughout the document to provide more transparency surrounding this treatment and to identify what the $5.2 million in warrants included in the prepaid expenses and warrant valuation line on the balance represent in comparison to the warrants recognized as deferred loan fees, which appear to be included in net unearned income on loans.

Response to Comment 10

The prospectus has been revised on page 75 and the notes to the financial statements have been revised on page F-13 in response to the Staff’s comment.

Comment 11

For those warrants accounted for as loan fees, please revise to provide disaggregated disclosure of them.

Mr. Michael R. Clampitt

January 27, 2014

Response to Comment 11

The prospectus has been revised on page 75 and the notes to the financial statements have been revised on page F-13 in response to the Staff’s comment.

Comment 12

Please revise to quantify the amount of non-public and public company warrants that you hold for each period presented.

Response to Comment 12

The prospectus has been revised on page 75 and the notes to the financial statements have been revised on page F-13 in response to the Staff’s comment.

Comment 13

Please provide us the components of the prepaid expenses and warrant valuation line item on the balance sheet for each period presented and consider the need to provide clarifying disclosure of those components in the footnotes to the financial statements.

Response to Comment 13

The balance sheet on page F-2 and the disclosure of page F-12 has been revised in response to the Staff’s comment.

*    *    *

If you have any questions or further comments, please contact the undersigned at (202) 508-5884.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

cc:	David Irving, SEC
Paul Cline, SEC